Mail Stop 4561

January 7, 2010

Mr. Scott J. Yetter
President and Chief Executive Officer
Voxware, Inc.
300 American Metro Blvd., Suite 155
Hamilton, NJ 08619

> **Re: Voxware, Inc.**
> **Form 10-K for the Fiscal Year Ended June 30, 2009**
> **Filed September 28, 2009**
> **File No. 000-021403**

Dear Mr. Yetter:

We have reviewed the above-referenced filing and have the following comments. Please note that we have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended June 30, 2009

Item 8. Consolidated Financial Statements

Summary of Accounting Policies and Notes to Consolidated Financial Statements

Note 4. Accounts Payable and Accrued Expenses, page F-13

1.   We note your disclosure on page F-14 that during the fourth quarter of fiscal year 2008 the company conducted a review of accrued expenses, which resulted in the reduction of accrued expenses by $349,000. Please describe for us how you determined that the liabilities reduced were in fact extinguished, addressing each liability separately in your response. Refer to paragraph 16 of SFAS 140.

Note 7. Stock Options and Share-Based Compensation

Share-Based Compensation, page F-17

2.   You disclose that the company corrected an error related to share-based compensation by recording a cumulative adjustment during the fourth quarter of fiscal 2009 and that the company determined that the effect on prior periods was not material. Please provide us with a quantitative and qualitative analysis describing management's determination that the effect of the error was not material to prior quarterly or annual periods. Refer to SAB 99.

Exhibits 31.1 and 31.2

3.   We note that the identification of the certifying individual at the beginning of the certification required by Exchange Act Rule 13a-14(a) also includes the title of the certifying individual. In future filings, the identification of the certifying individual at the beginning of the certification should be revised so as not to include the individual's title.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Joyce Sweeney, Staff Accountant, at (202) 551-3449 or me at (202) 551-3406 if you have any questions regarding the above comments.

Sincerely,

Patrick Gilmore
Accounting Branch Chief